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                            April 8, 2021

       Joseph Cosio-Barron
       Chief Executive Officer
       MAPTELLIGENT, INC.
       2831 St. Rose Parkway
       Suite #297
       Henderson, Nevada 89052

                                                        Re: MAPTELLIGENT, INC.
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed March 25,
2021
                                                            File No. 024-11435

       Dear Mr. Cosio-Barron:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2021 letter.

       Amendment No. 1 to Form 1-A filed March 25, 2021

       Summary, page 7

   1. In response to comment 1, you disclose that on October 12, 2020, the company finalized an agreement with ESRI.
You disclose that you intend to launch a new product offering to be built using ESRI's
commercial-off-the-shelf (COTS) technology, as opposed to
                                                        GEOcommand's custom
code. However, we note that the agreement filed as Exhibit 6.1 is between ERSI and
GEOCommand, does not appear to be an agreement with
                                                        Maptelligent, and
expires by its terms on October 12, 2021. From the language of the contract, it appears
any modifications or amendments to this agreement, such as assigning
 Joseph Cosio-Barron
MAPTELLIGENT, INC.
April 8, 2021
Page 2
      such rights to Maptelligent or renewing the term, would have to be in writing and signed by an authorized representative of each party. Please disclose whether the contract has been extended with Maptelligent as a party, and provide the details of any such extension.
2. Section 3.5 of the agreement filed as exhibit 6.1 references various fees that such partner will pay, including the applicable annual program fees set forth in the then-current Esri
      Partner Network Policies, and the additional fees for licenses, subscriptions, maintenance, or services provided to partner at the then-current rates. If Maptelligent has a contract with
      ERSI with a similar provision, please disclose if you have paid all such fees and reflect the costs of such fees.
3. We note your response to comment 2, and we re-issue the comment. As it appears that you no longer have any license or other agreement to access the software and products being developed by GEOcommand, please revise your filing to eliminate any language that could result in any reader confusion regarding the nature of your current business plan or could imply that there is any continuing connection to GEOcommand or its products (if there is none). For example, revise your business section beginning on page 36 to revise or remove reference to the history and development of GEOCommand and its products and services. It appears that most of the disclosure in this section relates to the products and services of GEOCommand and not to the business of Maptelligent independent from
      GEOcommand.
        You may contact Steve Lo, Staff Accountant, at (202) 551- 3394 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at
(202) 551-3271 or Tim Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                             Sincerely,
FirstName LastNameJoseph Cosio-Barron
                                                             Division of
Corporation Finance
Comapany NameMAPTELLIGENT, INC.
                                                             Office of Energy &
Transportation
April 8, 2021 Page 2
cc:       Andrew Coldicutt
FirstName LastName